

Mail Stop 3720

May 29, 2008

Via U.S. Mail and Fax (501) 748-7400

Jeffery R. Gardner
President and Chief Executive Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

> **Re: Windstream Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32422**

Dear Mr. Gardner:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

c: John P. Fletcher
   Executive Vice President,
   General Counsel and Secretary